EXHIBIT 99.2


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[TELEMIG          TELEMIG CELULAR PARTICIPACOES S.A.     theglobalconsultingroup
CELULAR LOGO]
                  Joao Cox               Leonardo Dias            Isabel Vieira
                  Chief Financial        Investor Relations      Vice President
                  Officer                Manager                 Isabel.vieira@
                  Jcox@telepart.com.br   Ldias@telepart.com.br          tfn.com
                  (55 61) 429-5600       (55 61) 429-5673        (212) 807-5110
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            NOTICE OF JOINT ANNUAL AND SPECIAL SHAREHOLDERS' MEETING



Brasilia, February 11, 2003 - The shareholders of TELEMIG CELULAR PARTICIPACOES S.A. (the "Company") BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, are hereby called, pursuant to its By-Laws, to a joint Annual and Special Shareholders' Meeting to be held on March 19, 2003, at 10:00 a.m., at the Company's headquarters.

At this Meeting, shareholders will vote on the following issues:

Annual Shareholders' Meeting:
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1.   The Management Report and Financial Statements relative to Fiscal Year
     2002;
2. The allocation of the profits for Fiscal Year 2002 and the corresponding distribution of dividends;
3. Election of the members of the Company's Audit Committee and their remuneration.

Special Shareholders' Meeting:
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1.   The total amount of remuneration to be paid to the Company's administrators;
2. The "Private Instrument for Sharing Resources and Forming a Jointly Owned Property (condominio)" to be signed by and among the Company, Telemig Celular S.A., Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A. - Maranhao, with Management's ratification;
3. Re-ratify the minutes of the Annual/Special Shareholders' Meeting of the Company held on April 29, 2002, with the objective of rectifying the value of the capitalization of the profit reserve mentioned in item (i) of the decisions reached by the Special Shareholders' Meeting and ratifying the other decisions reached pursuant to the minutes of the Annual/Special Shareholders Meeting held on April 29, 2002;
4.   Amend the Company's By-Laws in order to:
     a.   Eliminate the position of Technical Director;
     b.   Rectify the material error contained in article 23 (sole paragraph);
     c.   Create a Statutory Reserve for Investments.
5. Capitalize the value of the tax benefit arising from the amortization of the premium;
6. Capitalize the remaining portion of the 1999 balance of the Special Reserve for Premium which did not correspond to the actual tax benefit;
7. Capitalize the profit reserve in the amount exceeding the amount of share capital.

General Instructions:
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a)   The documents related to the order of business are available to all shareholders at the Company's headquarters.
b) The proxy forms for the Meeting should be returned at the address of the venue: SCN, Quadra 03, Bloco A, Sobreloja, in Brasilia, Distrito Federal, at least 48 (forty eight) hours in advance of the date of the Meeting.
c) The shareholders whose bearer shares are held in fungible custody and who wish to vote at the Meeting should present a statement of their respective shareholding position supplied by the custodian entity within 2 (two) days in advance of the date of the Meeting.